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                               October 19, 2021

       Andrew Shape
       Chief Executive Officer and President
       Stran & Company, Inc.
       2 Heritage Drive, Suite 600
       Quincy, MA 02171

                                                        Re: Stran & Company,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2021
                                                            File No. 333-260109

       Dear Mr. Shape:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2021 letter.

       Registration Statement on Form S-1 Filed October 7, 2021

       Report of Independent Registered Public Accounting Firm, page F-14

   1. We note your response to prior comment 7. Please tell us your auditor's consideration of the guidance in
paragraph .05 of PCAOB Auditing Standard 3110 relating to dual dating their report for the
stock split. Additionally, please ensure that the report date referenced in the consent is
consistent with the report date in the filing.
 Andrew Shape
FirstName LastNameAndrew   Shape
Stran & Company, Inc.
Comapany
October 19,NameStran
            2021      & Company, Inc.
October
Page 2 19, 2021 Page 2
FirstName LastName
Notes to Financial Statements
N. Acquisition, page F-24

2. We note your response to prior comment 8. You state your experience in the industry as the rationale for estimating a useful life of ten years. Please explain how you considered the various factors listed in your response, including specifically your own historical experience with customers renewing or extending similar arrangements, and how it relates to the $2.2 million customer list asset acquired in August 2020.
General

3. We note that Section 5.5 of your bylaws includes a right of first refusal in favor of the company that applies to all stockholders. Please describe this provision in your filing and discuss any risks related to such transfer restrictions in your risk factors.
        You may contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Louis A. Bevilacqua